Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Exhibit 99.1
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater increases its effective shareholding in Keliber to 84.96%
Johannesburg, 3 October 2022: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) wishes to advise that its effective shareholding in Keliber Oy (Keliber) has increased to 84.96%.
As announced in the 30 June 2022 Market Release titled “Sibanye-Stillwater to achieve majority shareholding in
Keliber, and proposes to increase its shareholding further to 80%”
(
https://www.sibanyestillwater.com/business/green-metals/keliber-lithium-project/
), Sibanye-Stillwater is pleased
to confirm that it has increased its shareholding in Keliber to an effective 84.96% through a series of transactions.
On 29 July 2022, Sibanye-Stillwater exercised its pre-emptive right (“the Pre-emptive Offer”) to increase its stake in Keliber from 30.29% to 50% plus 1 share for a cash consideration of approximately €146 million. Registration by the Finnish Trade Register of the new shares issued in terms of the Pre-emptive Offer is anticipated shortly at which stage this increase in Sibanye-Stillwater’s stake in Keliber will be formally completed.
The Company also made a voluntary cash offer to minority shareholders of Keliber, other than the Finnish Minerals
Group, which has resulted in Sibanye-Stillwater’s shareholding increasing to an effective 84.96% for a further cash consideration of approximately €189.8 million excluding Finnish transfer tax of €2.3 million. The Finnish Minerals
Group currently holds an effective 13.90% of Keliber and other remaining minority shareholders an effective1.14%
of Keliber.
With the voluntary offer now concluded, a capital raise by Keliber (“the Capital Raise”) will be executed to achieve Keliber’s desired debt to equity ratio. The maximum total investment in the Capital Raise by Sibanye-
Stillwater is around €104 million depending on the extent to which minorities and the Finnish Minerals Group participate.
Conventional debt facilities are currently under discussion with third party lenders to at least match the €250 million equity contribution to fully fund construction of the project.
Neal Froneman, CEO of Sibanye-Stillwater, commenting on the Keliber developments said, “We are delighted to have secured a majority stake in Keliber. We look forward to partnering with our Finnish stakeholders in the project to advance its permitting and development enabling delivery of high quality, low-cost lithium hydroxide with a low carbon footprint into the growing European battery industry.”
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at
www.sibanyestillwater.com
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”) future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2021 Integrated Annual Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). Any forecast financial information contained in the aforementioned presentation has not been reviewed or reported on by the Company’s external auditors.